                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM____________________TO____________

COMMISSION FILE NUMBER 333-116534


                               H. J. HEINZ COMPANY
                             FOODSERVICE 401(K) PLAN
                                 (Title of Plan)



                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                      600 GRANT STREET PITTSBURGH, PA 15219
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements are attached hereto:

1.    Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

4.    Notes to Financial Statements

5.    Supplemental Schedule of Assets (Held at End of Year)

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated July 13, 2004 is filed herein.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                     H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                                                                  (Name of Plan)

                                     EMPLOYEE BENEFITS ADMINISTRATION BOARD

                                     By: /s/ D. EDWARD I. SMYTH
                                         ------------------------------------
                                             D. EDWARD I. SMYTH,
                                             SENIOR VICE PRESIDENT AND
                                             CHIEF ADMINISTRATIVE OFFICER

July 12, 2004

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the
H. J. Heinz Company Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of H.J. Heinz Company Foodservice 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefits Administration Board. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

July 13, 2004

                  H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31,
                                                  -------------------------
                                                     2003           2002
                                                  ----------     ----------
Assets:

   Participant-directed Investments,
       at fair value: (Notes 2 and 4)             $4,354,137     $1,577,824

   Participant Loans (Notes 1 and 7)                  87,756         99,171

   Contributions receivable:
       Employee                                       26,119         20,665
       Employer                                       10,767         10,923
                                                  ----------     ----------
           Total contributions receivable             36,886         31,588
                                                  ----------     ----------

Net Assets Available for Benefits                 $4,478,779     $1,708,583
                                                  ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                  H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2003

Net appreciation in fair value of investments                    $  573,023

Additions:
       Investment income:
       Interest                                                       7,024
       Dividends                                                     51,691

Contributions:
   Participant                                                      819,840
   Employer                                                         310,417

Transfers in from other plans: (Note 7)                           1,354,886

                                                                 ----------
   Total additions                                                3,116,881
                                                                 ----------

Deductions:
   Withdrawals                                                      303,559
   Administrative expenses                                           43,126

                                                                 ----------
   Total deductions                                                 346,685
                                                                 ----------

Net increase in net assets available
   for benefits for the year                                      2,770,196

Net assets available for benefits at
   the beginning of the year                                      1,708,583
                                                                 ----------
Net assets available for benefits at
   the end of the year                                           $4,478,779
                                                                 ==========

    The accompanying notes are an integral part of the financial statements.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

      The following description of the H. J. Heinz Company ("Company") Foodservice 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General

      The Plan is a defined contribution plan that was adopted on January 1, 2002 to provide retirement benefits for employees of Portion Pac, Inc. and Todds divisions of the H.J. Heinz Company. In January 2003, the Royal American Foods, Inc. Profit Sharing Plan and Trust, and the Alden Merrell Corporation Retirement Savings Plan were merged into the Plan (Note 7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Board. The members of the Committee are not compensated for serving on the Committee.

      The Circle Trust Company is trustee ("Trustee") of the Plan.

            Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Investment Risks

      The Plan provides for various investment options. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

            Contributions

      Participants may voluntarily make qualified retirement contributions to the Plan, which are tax-deferred under Section 401(k) of the Internal Revenue Code. In order to participate, employees must make a minimum contribution of 1% of compensation. Participant contributions are permitted up to 75% of compensation.

      Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $12,000 ($14,000 if over age
      50) in 2003 and $11,000 ($12,000 if over age 50) in 2002. A participant affected by these limitations is given timely notification by the Committee.

      The Plan provides that the Company may make discretionary contributions. The Company may also make qualified non-elective contributions to non-highly compensated participants; however, annual contributions by the Company are not required. For the years ended December 31, 2003 and 2002, the Company contributed 100% of each participant's contributions up to 3% of the participant's compensation. Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

      Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

            Participant Accounts

      Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, investment earnings and losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            Vesting

      Participants are immediately vested in their voluntary contributions and the Company's discretionary non-elective contributions, plus actual earnings and losses. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings and losses thereon is based on years of continuous service. Participants are 100% vested in the Company's contributions after three years of service. Participant accounts are non-forfeitable and 100% vested upon termination of the Plan.

            Withdrawals and Distributions

      A participant's vested account balance will be available for withdrawal if the participant:

            (a)  has at least 5 years of continuous membership in the Plan, or

            (b)  has attained age 59 1/2.

      A participant may not withdraw any amount from their account during active employment before age 59 1/2 except for hardship as defined in the Plan.

      A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

      A participant, upon termination of service due to death, permanent disability, or retirement, receives a lump-sum payment of their account balance. For termination of service due to other reasons, a participant will receive only the vested portion of their account as a lump-sum distribution.

            Loans

      The granting of participant loans was discontinued effective February 1, 2003. Existing loans have interest rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions. The interest rates for all outstanding loans for the years ended December 31, 2003 and 2002 ranged from 5.75% to 10.5%.

            Termination

      The term of the Plan is indefinite, subject to termination at any time by the Board of the Company. In the event the Plan is terminated, participants will become fully vested in their accounts. The Company has no intention to terminate the Plan at this time.

            Administration Expenses

      The Company pays a portion of Plan expenses. Expenses paid by the Plan include loan processing and other administrative expenses.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            Investment Valuation

      Investments are stated at fair value as reported by the Trustee. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Loans are valued at their outstanding balance, which approximates fair value.

(3) FEDERAL INCOME TAXES:

      The Company adopted a prototype cash or deferred profit-sharing plan which received a favorable opinion letter from the IRS on November 19, 2001, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

      Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) INVESTMENTS:

      The fair value of investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

                                     December 31,    December 31,
                                         2003            2002
                                     ------------    -------------
American Balanced Fund               $    418,556    $    167,787
Bond Fund of America                      303,127          99,589
Washington Mutual Investment Fund         553,080         222,976
U.S. Government Securities Fund           443,071         106,414
CCTC Stable Value Fund                    462,768         132,732
H.J. Heinz Company Stock                  511,956         172,575
Janus Equity Income Fund                  527,696         211,412
Janus Worldwide Fund                        --             91,314
Scudder Large Company Growth Fund         310,475         137,289
Vanguard Index Trust 500 Fund             385,784         134,648
Participant Notes Receivable                --             99,171

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

(5) FORFEITURES:

      Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are used to reduce the Company's contributions to the Plan. During 2003 and 2002, forfeitures were $3,612 and $17,291, respectively.

(6) RELATED PARTY TRANSACTIONS:

      Circle Trust Company, the trustee of the Plan, manages certain Plan investments. Therefore these transactions qualify as party-in-interest transactions and are denoted as such on the supplemental Schedule of Assets (Held at End of Year).

      Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan sponsor.

(7) PLAN MERGER:

      In January 2003, the Royal American Foods, Inc. 401(k) Profit Sharing Plan and Trust, sponsored by Royal American Foods, Inc. and the Alden Merrell Corporation Retirement Savings Plan, sponsored by Alden Merrell Fine Desserts, were merged into the Plan. As a result of the merger, the Plan received $1,142,006 and $210,179 in assets transferred in from Royal American Foods' and Alden Merrell's prior plans, respectively. In addition, the Plan assumed $2,701 in outstanding loans from Royal American Foods, Inc. participants.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                             EIN 25-0542520 Plan 012

     Schedule H, Line 4i --- Schedule of Assets (Held At End of Year)

                                                  (c) Description of investment including
         (b) Identity of issue, borrower    maturity date, rate of interest, collateral,
(a)          lessor, or similar party                      par or maturity value             (d) Cost    (e) Current Value
-----    -----------------------------------    -----------------------------------------    --------    -----------------
         Mutual Funds:
              Alliance Capital                       AllianceBernstein Exchange Reserves        **       $           1,480

              American Funds                         American Balanced Fund                     **       $         418,556

              American Funds                         Bond Fund of America                       **       $         303,127

              American Funds                         Washington Mutual Investment Fund          **       $         553,080

              American Funds                         U.S. Government Securities Fund            **       $         443,071

*             CCTC                                   Stable Value Fund                          **       $         462,768

              Invesco                                Small Company Growth Fund                  **       $         205,782

              Janus                                  Equity Income Fund                         **       $         527,696

              Janus                                  Worldwide Fund                             **       $         210,638

              Scudder                                Large Company Growth Fund                  **       $         310,475

              Vanguard                               Index Trust 500 Fund                       **       $         385,784

*        H.J. Heinz Company                          54,472 shares                              **       $         511,956

         Del Monte Corporation                       1,460 shares                               **       $          19,724

*        Participant Loans                           interest rates from 5.75% - 10.5%          **       $          87,756
                                                                                                         -----------------

                                                     Total Investments                                   $       4,441,893
                                                                                                         =================

 * Denotes a party-in-interest, for which a statutory exemption exists.

** Not required for participant directed plans

                                  EXHIBIT INDEX

      Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated July 13, 2004 is filed herein.